Northgate Minerals Corporation

Q2

interim report 2011

Bringing Value to the Surface

Northgate Minerals Corporation

Report to Shareholders
Three and Six Months Ended June 30, 2011

Management’s Discussion and Analysis

Management’s Discussion and Analysis (“MD&A”) provides a review of the performance of Northgate Minerals Corporation (“Northgate” or the “Corporation”) and its subsidiaries (together referred to as the “Group”) and should be read in conjunction with the accompanying unaudited condensed consolidated interim financial statements and related notes, which are presented in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”).

For all periods up to and including the year ended December 31, 2010, the Group prepared its financial statements in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). The consolidated financial statements for the year ending December 31, 2011 will be the first annual financial statements the Group prepares using IFRS. An explanation of the impact of the transition from Canadian GAAP to IFRS on the Group’s consolidated financial statements is provided in note 18 to the accompanying condensed consolidated interim financial statements as well as note 16 to the Group’s condensed consolidated interim financial statements for the three months ended March 31, 2011.

These statements, together with the following discussion and analysis, are intended to provide shareholders with a reasonable basis for assessing the operational and financial performance of Northgate. A cautionary note regarding forward-looking statements follows this MD&A. All of the financial information presented herein is expressed in US dollars, unless otherwise stated. The information presented in this MD&A is as of August 4, 2011, unless otherwise stated.

Northgate Minerals Corporation

Executive Overview

Financial Performance

Northgate Minerals Corporation (“Northgate” or the “Corporation”) and its subsidiaries (together referred to as the “Group”) recorded consolidated revenue of $67,416,000 in the second quarter of 2011, compared with $122,737,000 in the same period last year. The net loss was $13,014,000 or $0.05 per diluted share in the second quarter of 2011, compared to $333,000 or $0.00 per diluted share for the corresponding quarter of 2010. Adjusted net loss(1) for the second quarter of 2011 was $16,670,000 or $0.05 per diluted share, compared with $11,719,000 or $0.04 per diluted share in the corresponding quarter of 2010. Net loss and adjusted net loss for the quarter includes a $12,652,000 decommissioning and site rehabilitation expense as a result of revisions to reclamation cost estimates at Kemess South. Cash flow used in operations, after changes in working capital and other items, was $3,695,000 or $0.01 per diluted share in the second quarter of 2011. Cash flow from operations for the same period last year was $15,236,000 or $0.05 per diluted share. Per share data is based on the weighted average diluted number of shares outstanding of 333,583,601 in the second quarter of 2011 and 290,859,592 in the corresponding quarter of 2010. As of August 4, 2011, the Group had 291,990,031 issued and outstanding common shares and 9,245,500 outstanding common share options.

Health, Safety and Environment

Northgate strives to ensure that the highest health, safety and environmental standards are maintained at all of its operations. During the second quarter of 2011, Northgate’s mines and projects operated in compliance with their permits. The Group recorded four lost-time incidents (“LTIs”).

Northgate strives to minimize its environmental footprint during the mine-life cycle and believes that responsible environmental management is one of the keys to operational success. During the quarter, the Kemess South Mine was rewarded the 2010 Mining and Sustainability Award from the Mining Association of British Columbia (“MABC”) and the Ministry of Energy and Mines. The award recognizes groups and individuals who are committed to advancing and promoting sustainable development and responsible mining practices in the BC exploration and mining sector. As Kemess South is decommissioned, extensive reclamation efforts are being completed in preparation for its final closure, ensuring that the area is reclaimed with the same success achieved during its mine-life. While a wet spring and summer hampered efforts during the second quarter, cleanup of the stockpile pads was completed and work on the tailings dam spillway continued with completion scheduled for the end of 2011. The leach cap waste dump cover project was particularly affected by the weather conditions, but is still expected to be completed by the end of summer. Other field season reclamation programs that are currently underway include planting of tree seedlings and other vegetation species, deactivation and reclamation of earth works in borrow construction areas, dormant access roads and contractor lay-down areas (i.e. tailings dam construction contractor and onsite bulk explosive plant contractor).

In Australia, the Department of Primary Industries (“DPI”) of Victoria finalized its review of the Fosterville Closure Plan, which resulted in a marginal increase of approximately A$420,000 to its bonding requirement. The DPI also reviewed the Stawell Closure Plan, which resulted in a marginal increase of approximately A$255,000 to its bonding requirement.

(1)	Adjusted net profit is a non-IFRS measure. See section entitled “Non-IFRS Measures” on page 19 in this MD&A.

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Summarized Consolidated Results

	Q2 2011	Q2 2010	YTD 2011	YTD 2010

Operating Data
Gold
Production (ounces) [1]	43,798	68,275	95,008	141,637
Sales (ounces)	44,372	65,943	101,309	141,071
Realized gold price ($/ounce) [1,2]	1,502	1,274	1,437	1,196
Copper
Production (thousands pounds) [1]	(48)	9,643	6,449	19,172
Sales (thousands pounds)	218	7,997	9,216	19,142
Realized copper price ($/pound) [1,2]	(5.33)	2.42	2.58	3.04
Net cash cost ($/ounce)	944	693	812	673

Financial Data (Thousands of US dollars, except where noted)
Revenue	67,416	122,737	190,443	248,015
Net profit (loss)	(13,014)	(333)	6,741	3,554
Earnings per share
Basic	(0.04)	0.00	0.02	0.01
Diluted	(0.05)	0.00	(0.02)	0.01
Cash flow from (used in) operations	(3,695)	15,236	36,414	27,288
Cash and cash equivalents	244,469	204,173	244,469	204,173
Total assets	806,893	676,433	806,893	676,433

1

Metal production data include the final settlement adjustments for prior period sales. Realized metal prices in the current quarter were impacted by negative smelter adjustments at Kemess South during a quarter that had no production.

2

The metal pricing quotational period is three months after the month of ship loading for copper and one month after the month of ship loading for gold produced at Kemess South. Realized prices reported will differ from the average quarterly reference prices, as realized price calculations incorporate the actual settlement price for prior period sales, as well as the forward price profiles of both metals for unpriced sales at the end of the quarter.

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Corporate Outlook

Second quarter production was highlighted by record monthly and quarterly production at Fosterville as a result of higher throughput and head grades. Kemess South’s production ceased in March of this year, and the focus since has been on rehabilitation work and mine closure. At Stawell, production came in lower than plan, but the mine is forecasting much higher production in the second half of 2011 as the GG6 ore zone comes into full production. As a result, Northgate’s guidance was slightly changed to reflect a lower annual production at Stawell than originally planned. On the development front, excellent progress is being made at Young-Davidson, as the project remains on schedule and on budget.

2011 Production Forecast

Production forecast for the full year 2011 was slightly reduced to reflect a lower production forecast at Stawell. Increased cash costs primarily reflect the continuing climb of the Australian dollar versus the US dollar.

	Total (ounces)	Forecast 2011 Cash Cost ($/oz) [1]
Fosterville	97,000 – 102,000	$910 – $950
Stawell	81,000 – 85,000	$865 – $905
Kemess (Actual)	13,835	($64)
	190,000 – 200,000	$825 – $860

[1]	Assuming exchange rates of US$/Cdn$1.05 and US$/A$1.06 for Q3 to Q4 2011.

Proposed Business Combination with Primero Mining Corp.

On July 13, 2011, Northgate announced that the Corporation and Primero Mining Corp. (“Primero”) entered into a definitive arrangement agreement (the “Arrangement Agreement”) to combine their respective businesses.

Under the terms of the Arrangement Agreement, Northgate will acquire all of the issued and outstanding common shares of Primero for 1.50 Northgate common shares per Primero share (the "Exchange Ratio"). Each outstanding option of Primero shall entitle the holder to receive, upon the exercise thereof, Northgate shares based upon the Exchange Ratio in accordance with the terms and conditions of the original option. Each outstanding warrant of Primero will entitle the holder to receive, upon the exercise thereof, Northgate shares in accordance with the terms and conditions of the original warrant.

The transaction will be carried out by way of a court-approved Plan of Arrangement and will require approval of the votes cast by the shareholders of Primero at a special meeting of Primero shareholders. The transaction is also subject to obtaining approval of the shareholders of Northgate at a special meeting of Northgate shareholders expected to take place the same date as the Primero meeting. In addition to the shareholder and court approvals, the transaction is subject to applicable regulatory approvals and the satisfaction of certain other closing conditions customary in transactions of this nature. The respective shareholder meetings have been scheduled to take place on September 21, 2011.

As stipulated by the Arrangement Agreement, the break fee has been set at $25 million for Northgate payable to Primero and $12 million for Primero payable to Northgate.

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Results of Operations

Fosterville Gold Mine

	Q2 2011	Q2 2010	YTD 2011	YTD 2010

Operating Data
Ore mined (tonnes)	199,689	218,259	388,595	398,764
Ore milled (tonnes)	226,218	205,094	387,282	396,757
Ore milled per day (tonnes)	2,486	2,254	2,128	2,192
Gold
Grade (g/t)	4.82	4.97	4.88	5.04
Recovery (%)	83	85	82	84
Production (ounces)	29,181	28,476	49,813	54,897
Sales (ounces)	28,900	29,152	48,037	55,096
Net cash cost ($/ounce)	787	669	880	674

Financial Data (Thousands of US dollars)
Revenue	43,754	35,370	70,664	64,250
Cost of sales	35,149	27,865	59,706	53,522
Profit before income taxes	6,930	4,261	9,663	4,992
Cash flow from operations	21,329	14,056	22,987	20,018
Capital expenditures[1]	12,793	10,540	22,335	21,652

1	Capital expenditures include plant and equipment acquired through equipment financing.

Operational Performance

Fosterville produced a record 29,181 ounces of gold during the three months ended June 30, 2011 compared with 28,476 ounces of gold produced in the corresponding quarter of 2010. Production included a monthly record in June, when Fosterville produced just over 12,500 ounces. This is the second time during 2011 that Fosterville has set a monthly production record, the first being in March when just over 11,000 ounces were produced. Record tonnes milled and higher than planned mill head grades drove production higher during the most recent quarter. Fosterville continues to forecast annual production consistent with original guidance.

During the quarter, 199,689 tonnes of ore were mined and mine development advanced 2,190 metres (“m”), compared with 218,259 tonnes mined and 1,939 m advanced, respectively, in the corresponding period of 2010. Mine production was lower than plan due to a smaller contribution from the Harrier open pit as heavy rainfall earlier in the year slowed down activities. Mine development, however, was on track for the quarter.

During the quarter, a record 226,218 tonnes of ore was milled at a grade of 4.82 grams per tonne (“g/t”) compared with 205,094 tonnes milled at a grade of 4.97 g/t in the corresponding quarter of 2010. Higher mill utilization and the processing of stockpiled ore from the first quarter improved throughput. Furthermore, three stopes which were mined in the Phoenix Zone during the quarter over-performed relative to the reserve model and contributed to the record quarterly production. Recoveries of 83% during the quarter were consistent with plan compared with 85% in the same period last year.

Total cash operating costs for the second quarter of 2011 were A$21,628,000 (2010 – A$21,579,000) or A$96 per tonne of ore milled (2010 – A$105). The drop in total costs per tonne milled is attributable to the higher mill throughput during the quarter. Mining costs were A$60 (2010 – A$55) per tonne of ore mined and milling costs were A$34 (2010 – A$37) per tonne of ore milled.

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The net cash cost of production for the second quarter of 2011 was $787 per ounce of gold, which was higher than the $669 per ounce of gold recorded in the same period last year entirely due to a 20% year-over-year increase in the Australian dollar relative to the US dollar. For 2011, the annual production forecast remains unchanged from the original guidance and US dollar cash cost forecast was increased slightly to reflect a much stronger Australian dollar.

Financial Performance

Fosterville’s revenue for the three months ended June 30, 2011 was $43,754,000 based on gold sales of 28,900 ounces, which increased from $35,370,000 and gold sales of 29,152 ounces in the corresponding period of 2010 largely due to stronger gold prices. The cost of sales for the second quarter of 2011 was $35,149,000 (2010 – $27,865,000) including a depreciation and depletion expense of $10,232,000 (2010 – $9,041,000). The stronger Australian dollar relative to the US dollar and record throughput increased the cost of sales during the second quarter of 2011 compared to one year ago. Depreciation and depletion expense was higher due to stronger Australian dollar and higher throughput. Net profit before income taxes recorded for the period was $6,930,000 compared with $4,261,000 in the corresponding period of 2010.

Cash flow from operations during the second quarter of 2011 increased to $21,329,000 compared to $14,056,000 in the corresponding period of 2010 due to higher revenues.

Total capital expenditures at Fosterville during the quarter were $12,793,000, including $8,143,000 for mine development and $4,650,000 for the acquisition of plant and equipment, of which $2,810,000 were acquired through equipment financing. Capital expenditures in the corresponding period of 2010 were $10,540,000, which included $7,608,000 for mine development, $2,431,000 for plant and equipment and $501,000 for land acquisition.

Exploration expenditures during the quarter were $1,604,000 compared with $2,848,000 in the corresponding period of 2010. Exploration activity, which had been deferred from the first quarter, is expected to be made up throughout the year.

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Stawell Gold Mine

	Q2 2011	Q2 2010	YTD 2011	YTD 2010

Operating Data
Ore mined (tonnes)	193,279	175,394	390,596	372,119
Ore milled (tonnes)	204,000	199,158	415,349	405,165
Ore milled per day (tonnes)	2,242	2,189	2,295	2,226
Gold
Grade (g/t)	2.81	2.99	2.83	3.44
Recovery (%)	83	77	83	82
Production (ounces)	15,354	14,832	31,360	37,070
Sales (ounces)	14,841	15,944	31,311	37,355
Net cash cost ($/ounce)	1,173	1,069	1,090	904

Financial Data (Thousands of US dollars)
Revenue	22,756	19,471	45,870	43,525
Cost of sales	28,178	26,232	54,571	52,421
Loss before income taxes	(8,027)	(6,477)	(15,289)	(9,662)
Cash flow from operations	2,327	2,862	6,603	11,407
Capital expenditures[1]	12,876	10,612	23,866	19,652

1	Capital expenditures include plant and equipment acquired through financing.

Operational Performance

During the second quarter of 2011, the Stawell mine produced 15,354 ounces of gold compared to 14,832 ounces in the corresponding period of last year. Gold production was lower than guidance as head grades were negatively impacted by variations in mine sequencing and lower than anticipated grade performance along the periphery of some stopes. While production is expected to improve in the second half of 2011, the annual forecast has been lowered to reflect actual H1-2011 production.

Mine production during the quarter was higher year-over-year with 193,279 tonnes mined compared to 175,394 tonnes mined in the same period of 2010. Mine development was in-line with plan with an advance rate of 1,768 m compared to 1,835 m during the same period in 2010.

During the second quarter of 2011, 204,000 tonnes of ore was milled at an average grade of 2.81 g/t compared with 199,158 tonnes of ore at 2.99 g/t in the same period last year. Although mill production was higher than plan, lower head grades and lower recoveries from processing higher carbonaceous ore negatively impacted gold production. Nonetheless, recoveries of 83% in the second quarter of 2011 represented an improvement over the 77% recorded in the same period of 2010.

Lower mining costs during the quarter resulted from improved mine production and lower operating development. Total cash operating costs for the second quarter of 2011 were A$17,029,000 (2010 – A$17,964,000) or A$83 (2010 – A$90) per tonne of ore milled. Mining costs were A$54 (2010 – A$66) per tonne of ore mined and milling costs were A$22 (2010 – A$24) per tonne of ore milled.

The net cash cost of production for the second quarter of 2011 was $1,173 per ounce of gold compared to $1,069 per ounce of gold recorded in the same period last year. A 20% year-over-year increase in the Australian dollar relative to the US dollar combined with lower production negatively impacted the net cash cost during the most recent quarter despite lower unit mining costs in Australian dollars per tonne. During the balance of 2011, cash costs in Australian dollars per ounce are expected to drop compared to the first half of the year as gold production increases.

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Financial Performance

Stawell’s revenue for the three months ended June 30, 2011 was $22,756,000 based on gold sales of 14,841 ounces, compared to $19,471,000 and gold sales of 15,944 ounces in the corresponding period of 2010. The decline in gold sales was offset by a robust gold price during the quarter. The cost of sales during the quarter was $28,178,000 (2010 – $26,232,000) including depreciation and depletion expense of $10,401,000 (2010 – $9,379,000). Loss before income taxes recorded for the period were $8,027,000 compared with $6,477,000 in the corresponding period of 2010. During the second quarter of 2011, Stawell generated $2,327,000 in cash flow from operations compared with $2,862,000 in the corresponding quarter of 2010. The stronger Australian dollar relative to the US dollar increased both cost of sales and depreciation and depletion expense at Stawell during the second quarter of 2011 relative to the same period one year ago, despite a real cost decline in Australian dollars.

Total capital expenditures at Stawell during the quarter were $12,876,000 consisting of $8,857,000 for mine development and $4,019,000 for the acquisition of plant and equipment, which included $3,553,000 acquired through equipment financing. Capital expenditures in the corresponding period of 2010 were $10,612,000, which included $6,422,000 for mine development and $4,190,000 for plant and equipment.

Exploration activity during the quarter resulted in expenditures of $2,616,000 compared with $1,503,000 in the corresponding period of 2010. Exploration activity for the first quarter was consistent with plan and was focused on the Northgate Gift, Wonga Gift and GG6 Lower zones.

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Kemess South Mine

	Q2 2011	Q2 2010	YTD 2011	YTD 2010

Operating Data
Ore plus waste mined (tonnes)	—	10,317,808	343,460	20,858,117
Ore mined (tonnes)	—	3,660,993	343,460	8,942,475
Stripping ratio (waste/ore)	—	1.82	—	1.33
Ore milled (tonnes)	—	4,573,834	3,040,086	9,166,520
Ore milled per day (tonnes)	—	50,262	44,707	50,646
Gold
Grade (g/t)	—	0.274	0.258	0.273
Recovery (%)	—	62	59	62
Production (ounces) [1]	(737)	24,967	13,835	49,670
Sales (ounces)	631	20,847	21,961	48,620
Copper
Grade (%)	—	0.122	0.129	0.122
Recovery (%)	—	78	75	78
Production (thousands pounds) [1]	(48)	9,643	6,449	19,172
Sales (thousands pounds)	218	7,997	9,216	19,142
Net cash cost ($/ounce)	(470)	497	(64)	499

Financial Data (Thousands of US dollars)
Revenue	509	51,931	72,545	127,169
Cost of sales	862	50,541	59,985	114,743
Profit (loss) before income taxes	(17,581)	829	(7,749)	10,084
Cash flow from (used in) operations	(14,445)	7,471	32,696	29,963
Capital expenditures	—	3,611	—	5,637

1	Metal production data for the three months ended June 30, 2011 include the final settlements for prior period sales.

Operational Performance

The main focus of activities at the Kemess site during the second quarter of 2011 was on mine closure and rehabilitation and mothballing of the Kemess mill. The mill ceased production in March 2011 after processing all remaining ore stockpiles.

Adjustments to accountable metals contained in Kemess South concentrate shipments from earlier this year resulted in net production of negative 737 ounces of gold and negative 0.048 million pounds of copper in the second quarter of 2011. Approximately 250 metric tonnes (“mt”) of hypogene concentrate remain at site and will be sold in the third quarter of 2011 for net proceeds of approximately $900,000.

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Financial Performance

During the second quarter of 2011, revenue was $509,000 compared with $51,931,000 in the corresponding period of 2010. Metal sales in the second quarter of 2011 consisted of 631 ounces of gold and 218,000 pounds of copper compared with 20,847 ounces of gold and 8.0 million pounds of copper in the second quarter of 2010. Although the mill ceased production in the first quarter of 2011, metal sales were recorded in the second quarter as concentrate arrived at the port of Vancouver in accordance with the contractual terms of our metal sales agreement. During the second quarter of 2011, the price of gold on the London Bullion Market averaged $1,504 per ounce and the price of copper on the London Metal Exchange (“LME”) averaged $4.15 per pound. The net realized metal prices received on sales in the second quarter of 2011 were approximately $819 per ounce of gold and $(5.33) per pound of copper, compared with $1,410 per ounce and $2.42 per pound in the second quarter of 2010. Since Northgate’s metal pricing quotational period is three months after the month of ship loading for copper and one month after the month of ship loading for gold, the realized prices reported differ from the average quarterly reference prices. The realized price calculations incorporate the actual settlement price for prior period sales, as well as the forward price profiles of both metals for unpriced sales at June 30, 2011. Realized metal prices in the most recent quarter were impacted by negative smelter adjustments during a quarter that had no production and, therefore, are showing a much lower realized price.

The cost of sales in the second quarter of 2011 was $862,000 compared to $50,541,000 in the corresponding period of 2010. Depreciation and depletion expense, which is included in cost of sales, was $424,000 in the second quarter compared to $9,426,000 during the corresponding period of 2010.

No capital expenditures were incurred during the second quarter of 2011 compared to $3,611,000 in the same period of 2010.

For the three and six months ended June 30, 2011, $10,441,000 and $21,730,000, respectively, were spent on rehabilitation and decommissioning activities at Kemess South. These activities were negatively impacted by a wet spring and summer, which delayed progress and resulted in increased costs to retain staff and equipment for longer than initially projected. In addition, as detailed engineering and surveying were completed on various components of the spillway construction at the tailings impoundment facility and several other reclamation projects, the cost estimates for these projects were increased. In total, Northgate’s asset retirement obligation was increased by $12,652,000, all of which was expensed in the second quarter. The total forecast for reclamation spending at Kemess in 2011 is now Cdn$32,234,000 of which approximately 80% had been spent as of July 31, 2011. The balance of the 2011 reclamation work is expected to be completed by the end of the third quarter at which point the reclamation obligation at Kemess South will be approximately equal to the amount of the reclamation bond posted with the Provincial government. With most of the 2011 reclamation work complete and detailed costs estimates for future work having been prepared by Northgate and reviewed by the Provincial government, Northgate believes that any additional increases to the rehabilitation obligation will not be material. The reclamation obligations expected to remain at Kemess South at the end of 2011 will largely relate to the decommissioning of facilities that will be utilized in the Kemess Underground Project and will not be undertaken so long as this project is being actively pursued.

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Building Young-Davidson

As of the end of the second quarter 2011, Northgate has invested approximately $180 million towards construction of the mine, which remains on schedule and on budget. All major construction contracts have been awarded or are imminent (worth approximately $250 million) and approximately 85% of the engineering has been completed. In addition, almost all of equipment purchase orders have been placed and much of the equipment has already been delivered to site. We expect the balance of equipment will be delivered in the fall.

The mill building was enclosed by early July and the installation of process equipment has begun. After completing an intensive optimization study in June, the Board of Directors approved a mid-shaft loading facility, which is a modification to the original mine design that will allow for early underground ore production to supplement open pit production in the initial years of the mine-life. The facility is scheduled to be operational by the first quarter of 2013, one year ahead of the feasibility schedule for underground ore production.

Underground Ramp and Shaft

Activities underground continue to make excellent progress. For the second quarter of 2011, the development rate averaged over 14 m per day. The ramp was extended an additional 315 m to an approximate length of 4,450 m and has passed a vertical depth of over 700 m (eventual depth of 1,500 m).

In July, the first leg (446 m) of the new Northgate production shaft was completed. The second leg (to a depth of 700 m) is expected to commence early next year.

Young-Davidson is scheduled to commence commissioning activities in the fourth quarter of 2011 and is targeting startup of production in late Q1 2012. The first leg of production will come from a small open pit scheduled to produce approximately 85,000 ounces in 2012 and 135,000 ounces in 2013. Over a 15-year mine-life, the mine is expected to generate average annual production of 180,000 ounces of gold.

Kemess Underground Project

Northgate recently released positive results from a NI 43-101 Preliminary Assessment for the Kemess Underground Project. The results outline the development of an underground operation that is well suited to block caving. Average annual production is expected to be 95,000 ounces of gold and 41.4 million pounds of copper at a below-industry cash cost of $115 per ounce over a 12-year mine-life. At $1,500 per ounce gold and $4.00 per pound copper, Kemess Underground is expected to generate pre-tax operating cash flow of $2.1 billion, pre-tax net present value (“NPV”) at a 5% discount rate of $755 million and a pre-tax internal rate of return (“IRR”) of 27% (refer to press release dated August 2, 2011).

The envisaged Kemess Underground block cave operation would leverage the existing infrastructure and mill facilities at the Kemess South mine, including a permitted area for tailings storage within the Kemess South open pit.

Based on the results of the Preliminary Assessment, Northgate’s Board of Directors has approved the commencement of a full Feasibility Study, which is expected to be completed over the next year.

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Corporate Overview

Corporate administration costs in the second quarter of 2011 were $5,424,000 compared to $2,809,000 in the corresponding quarter of the prior year. Canadian expenses of $5,027,000 included an accrual of $1,810,000 in severance payments as well as $495,000 for expenses relating to the recently announced purchase of Primero. Canadian expenses also included a non-cash charge related to Northgate’s employee stock option program of $557,000 (2010 – $545,000). Remaining costs were related to personnel costs and ongoing compliance and investor relations activities. Australian expenses of $397,000 were consistent with the corresponding period in 2010.

In 2009, Northgate entered into copper forward sales contracts to provide greater certainty to the cash flow expected to be generated from the remaining Kemess South mine-life. While operations have ceased at Kemess, the remaining 2,500 tonnes of copper forward sales contracts at an average price of Cdn$3.85 per pound matured during the second quarter of 2011 (related to copper sales in January through March 2011), with the change in fair value being a gain of $397,000. At June 30, 2011, Northgate had no forward metal sales contracts outstanding.

Northgate granted 100,000 options to employees in the second quarter of 2011. In the corresponding period of 2010, no options were granted to employees. At June 30, 2011, there were 9,282,200 options outstanding, of which 5,543,450 were exercisable.

Exploration costs in the second quarter of 2011 were $5,687,000 compared to $6,519,000 in the second quarter of 2010. Costs incurred in Canada were $1,467,000 compared to $2,168,000 in the corresponding quarter of 2010, mainly relating to exploration activities at Young-Davidson and Kemess Underground. Exploration expenses in Australia were $4,220,000 compared to $4,351,000 in the corresponding quarter in 2010, in support of ongoing efforts at both Fosterville and Stawell to identify additional areas of mineralization.

Interest income was $799,000 in the second quarter of 2011 compared with $888,000 in the corresponding quarter of 2010. Finance expense, which consists of interest expense and the unwinding of discounts on provisions, was $723,000 in the second quarter of 2011, largely consistent with $691,000 in the corresponding quarter of 2010. Interest costs on Northgate’s convertible notes are being capitalized until commercial production is declared at Young-Davidson.

During the second quarter of 2011, Northgate recorded a decommissioning and site rehabilitation expense of $12,652,000 to reflect revisions to estimates for closure and reclamation activities at Kemess South. As Kemess South is now in closure mode, the full increase in provision has been recognized in the statement of comprehensive income.

Northgate recorded an income tax recovery of $6,376,000 in the second quarter of 2011 compared to an expense of $3,243,000 in the corresponding quarter of 2010. The Canadian operations are not expected to pay income taxes in 2011 other than the minimum British Columbia mineral taxes, as significant pre-production development spending at Young-Davidson and reclamation spending at Kemess South is expected to shield the income generated by Kemess South. The Australian operations are also not expected to be cash taxable in 2011 as the Group has sufficient tax shields in Australia.

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Liquidity and Capital Resources

Working Capital: Working capital was $213,374,000 at June 30, 2011 compared to $267,763,000 at December 31, 2010, resulting from a reduction in current assets by $134,932,000 offset by a reduction in current liabilities by $80,543,000. The decrease in current assets is attributable to lower cash and cash equivalents due to construction spending at Young-Davidson, as well as reduction in accounts receivable and inventory balances as Kemess South reached the end of its mine-life. The decrease in current liabilities is attributable primarily to the repayment of a short-term loan during the first quarter of 2011, as well as declining obligations relating to Kemess South. Northgate’s cash balance at June 30, 2011 was $244,469,000 compared with $334,840,000 at December 31, 2010. All cash is held on deposit with major banks and their subsidiaries in Canada and Australia.

During the quarter, $3,695,000 was utilized on operating activities compared to $15,236,000 generated from operations in the corresponding quarter of 2010. The negative cash flow from operations in the current quarter was mainly attributable to diminishing revenue from Kemess South, as well as increased spending on decommissioning and reclamation activities at the site.

Northgate believes that working capital at June 30, 2011, together with future cash flow from operations, is sufficient to meet its planned operating and investing requirements for the next year.

Corporate Revolver: On May 5, 2011, Northgate entered into a Cdn$40,000,000 senior secured revolving credit facility (the “Revolver”) with BNP Paribas. Security provided by Northgate in support of its obligations under the Revolver include a charge over certain Kemess South assets and a pledge of Northgate’s shares in certain of its Australian subsidiaries. The Revolver, maturing on June 30, 2014, provides additional financial resources, if necessary, for Northgate in its construction of the Young-Davidson Mine. Under the terms of the Revolver, standby fees are charged at 1.75% on any undrawn funds and amounts drawn will bear interest at Canadian LIBOR plus 5% or the lender’s cost of funds plus 5%. As at June 30, 2011, no amount has been drawn from this Revolver.

Investments: In February 2011, Northgate sold 100% of the auction rate securities (“ARS”) that it had held as investments since 2007 for net proceeds of $40,954,000 and used the proceeds to repay the outstanding balance of a short-term loan. A gain of $17,000 was recorded in the first quarter of 2011, after reclassifying $4,934,000 of unrealized losses from other comprehensive income to net profit.

Short-Term Loan: In February 2011, Northgate used the proceeds from the sale of its ARS investments to repay the outstanding balance of a short-term loan originally made by Lehman Brothers in 2007 in association with the investment account in which Northgate’s investments had been held.

Convertible Senior Notes: The Corporation completed a public offering of $170,000,000 convertible senior notes in October 2010. As of June 30, 2011, the debt component of the convertible notes was $133,950,000, which represents its amortized cost. The option component of the convertible notes is accounted for as an embedded derivative in accordance with IFRS and re-measured at fair value at each reporting date. The Group has engaged an independent valuator to assist with management’s assessment of fair value of the option component. At June 30, 2011, the fair value of the option component was determined to be $33,409,000, resulting in a mark-to-market gain of $3,378,000 for the current quarter, which has been recorded in net profit.

Disclosure Controls and Procedures

Disclosure controls and procedures (“DC&P”) are designed to provide reasonable assurance that information required to be disclosed by Northgate in reports filed with or submitted to various securities regulators is recorded, processed, summarized and reported within the time periods specified. This information is gathered and reported to Northgate’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), so that timely decisions can be made regarding disclosure.

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Northgate’s management, under the supervision of, and with the participation of, the CEO and CFO, have designed and evaluated Northgate’s DC&P, as required in Canada by National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings. Based on this evaluation, the CEO and CFO have concluded that, as of the end of the period covered by this report, Northgate’s DC&P were effective.

Internal Controls over Financial Reporting

Northgate management is responsible for designing, establishing and maintaining adequate internal control over financial reporting (“ICFR”). ICFR is a process designed by, or under the supervision of, senior management, and effected by the Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and preparation of Northgate’s consolidated financial statements in accordance with IFRS. However, any system of internal control over financial reporting, no matter how well designed, has inherent limitations and management acknowledges that ICFR will not prevent or detect all misstatements due to error or fraud.

Northgate’s management, including the CEO and CFO, have certified the adequacy of the design of the Group’s ICFR as of June 30, 2011 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework.

Changes in Internal Control over Financial Reporting

There have been no changes in Northgate’s ICFR during the second quarter of 2011 that have materially affected, or are reasonably likely to affect, the Group’s ICFR.

Critical Accounting Estimates

Northgate’s accounting policies are described in note 2 to the Group’s condensed consolidated interim financial statements for the three months ended March 31, 2011. These condensed consolidated interim financial statements are prepared in accordance with International Accounting Standards 34 (“IAS 34”), Interim Financial Reporting, which require Northgate to make various judgments with respect to certain estimates and assumptions. The following policies are considered by management to be most critical in understanding the judgments that are involved in the preparation of Northgate’s consolidated financial statements and the uncertainties inherent therein.

Revenue Recognition

Northgate recognizes revenue from the sale of its concentrate upon transfer of title, which occurs at the earlier of delivery of concentrate at certain destinations as specified in the contract or receipt of provisional payment from the buyer. Sales of gold-copper concentrate are based on specific sales agreements and are subject to adjustment upon final settlement of shipment weights, assays and metal prices, including provisions where final prices are determined by quoted market prices in a period subsequent to the date of sale. Revenues are recorded at the time of sale based on forward prices for the expected date of final settlement. Subsequent variations to weights, assays and metal prices are recognized in revenue each period end and in the period of final settlement.

Northgate recognizes revenue from the sale of its gold doré upon delivery, which occurs when the doré is picked up by the customer’s agent at the mine site. Sales of gold doré are based on specific sales agreements and are subject to adjustment upon final settlement of shipment weights, assays and metal prices. Revenues are recorded at the time of sale based on the spot price at the date of delivery. Final pricing and payment generally occurs within three days of delivery. Subsequent variations to weights, assays and metal prices are recognized in revenue each period end.

Decommissioning and Site Rehabilitation Provisions

Minimum standards for decommissioning and site rehabilitation have been established by various governmental agencies that affect certain operations of the Group. Northgate accounts for reclamation liabilities by recognizing any statutory, contractual or other legal and constructive obligations related to the decommissioning and rehabilitation of tangible long-lived assets when such obligations are incurred, if a reasonable estimate of fair value can be made. The present value of the estimated cost is capitalized by increasing the carrying amount of the related mining assets and the amount is amortized in accordance with the Group’s policy for the related asset. The discounted liability is increased or decreased over time for changes in the estimated cash flows required to settle the liability and changes to the discount rate. Increases in the liability resulting from the unwinding of the discount are recognized in profit or loss as finance cost while changes to the liability due to changes in estimated future cash flows and changes to the discount rate are included in the carrying value of the related asset.

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Due to uncertainties concerning environmental remediation, the ultimate cost of future decommissioning and site rehabilitation costs could differ from the amounts recognized by the Group. The estimate of the total provision is subject to change based on amendments to laws and regulations, changes in technology, price movements and changes in interest rates, and as new information concerning the Group’s decommissioning and rehabilitation costs becomes available.

Mineral Property Costs

Northgate records mine development expenditures at cost and acquired mineral properties at their fair value at the time they were acquired. The fair values of acquired mineral properties are based on independent valuations and reflect the nature and amount of material interests believed to be contained or potentially contained in properties to which they relate.

A significant portion of Northgate’s mineral property is depreciated on a unit-of-production basis. Under the unit-of-production basis, the calculation of depreciation and depletion of mineral property, plant and equipment is based on the amount of proven and probable reserves expected to be recovered. If these estimates of reserves prove to be inaccurate, or if Northgate revises its mining plan reducing the amount of reserves expected to be recovered, Northgate could be required to write down the recorded value of its mineral property, plant and equipment, or could be required to increase the amount of future depreciation, depletion and amortization expenses, both of which would reduce Northgate’s profit and net assets.

In addition, IFRS requires Northgate to consider at the end of each accounting period whether events or changes in circumstances indicate that the carrying amounts of its long-lived assets may not be recoverable. When such indicators are identified, impairment testing is carried out where the carrying value of Northgate’s cash generating units (“CGUs”), the lowest level of assets and liabilities for which there are independent identifiable cash flows, is compared to the related undiscounted future cash flows expected from the use and eventual disposition of the corresponding assets and liabilities.

Expected future cash flows are based on detailed mine plans, which incorporate management assumptions and estimates of revenues and related costs. Significant assumptions include the forecasted price for gold and copper and estimates concerning the disposal value of its assets. Actual future results may differ from the assumptions made by Northgate.

If Northgate determines there has been an impairment due to reductions in the price of gold and copper, increases in the costs of production, reductions in the amount of reserves expected to be recovered or otherwise, or because Northgate has determined that the deferred costs of non-producing properties may not be recovered based on current economics or permitting considerations, Northgate would be required to write down the recorded value of its mineral property, plant and equipment, which would reduce Northgate’s profit and net assets.

Mineral properties for which there are no independent identifiable cash flows are assessed for impairment on other factors that may indicate the need for a write-down.

Income Tax Assets

Northgate recognizes deferred tax assets associated with tax loss carry forwards and other tax deductions only if it is probable that the related benefits will be realized in the future. The evaluation of whether deferred tax assets should be recognized is based on expected future income for tax purposes. The determination of expected future income for tax purposes requires significant judgments and estimates with respect to metal prices, foreign exchange rates and operating costs. Changes in those assumptions can materially affect the recognized amount of a deferred tax asset. In future years, if

Northgate Interim Report | Q2 2011 | 16

Northgate determines it is no longer probable that the benefit of its deferred tax assets will be realized, it would be required to derecognize the tax assets with a corresponding deferred income tax expense in results from operations.

Adoption of New Accounting Standards

Adoption of IFRS

On February 13, 2008, the Accounting Standards Board confirmed that publicly accountable entities will be required to prepare financial statements in accordance with IFRS for interim and annual financial statements for fiscal years beginning on or after January 1, 2011. Accordingly, Northgate adopted IFRS effective January 1, 2011. The accompanying condensed consolidated interim financial statements, including comparative amounts, are prepared using IFRS. Previously, Northgate prepared its consolidated annual and consolidated interim financial statements in accordance with Canadian GAAP.

The following highlights the major differences and high-impact areas on the adoption of IFRS compared to Canadian GAAP. For a complete analysis of the impact of the transition from Canadian GAAP to IFRS on the Group’s consolidated financial statements, please refer to note 18 to the accompanying condensed consolidated interim financial statements and note 16 to the Group’s condensed consolidated interim financial statements for the three months ended March 31, 2011.

IFRS 1 – Fair value as deemed cost election: IFRS 1 permits a first-time adopter to reset the cost of its property, plant and equipment based on fair value in accordance with the provisions of IFRS 1. The Group has applied the IFRS 1 election and reset certain plant and equipment as at January 1, 2010 at fair value, which was determined by an independent appraiser. As a result of applying this election, plant and equipment having a net book value of $25,692,000 has been restated at their fair value of $56,460,000 as at January 1, 2010, which is deemed to be the historical cost on a prospective basis. Accordingly, depreciation expense under IFRS is higher than previously recorded under Canadian GAAP.

Impairment of long-lived assets: IAS 36, Impairment of Assets, uses a one-step approach for testing and measuring asset impairments, with asset carrying values being compared to the higher of value in use and fair value less costs to sell. This approach differs from Canadian GAAP where undiscounted future cash flows are used to compare against the asset’s carrying value to determine if impairment exists. This may result in more frequent write-downs in the carrying value of assets under IFRS since asset carrying values that were previously supported under Canadian GAAP based on undiscounted cash flows may not be supported on a discounted cash flow basis under IFRS.

Northgate has determined that the long-lived assets at Stawell, not impaired under Canadian GAAP, are impaired under IFRS as of January 1, 2010 and recorded an impairment loss in the amount of $39,946,000. For the year ended December 31, 2010, the Group recorded a further impairment write down of $5,301,000 for Stawell and $6,400,000 for Kemess South, both of which were not previously impaired under Canadian GAAP.

Convertible senior notes: Northgate issued $170,000,000 convertible senior notes in October 2010 with the option to elect to pay cash or a combination of cash and common shares upon conversion. Under Canadian GAAP, the convertible debt was considered to be a compound financial instrument with a debt and equity component. The debt component was calculated as the net present value of Northgate’s contractual obligation to make principal and interest payments, discounted at the market interest rate on similar borrowings without the conversion feature. The equity portion was calculated as the residual between the proceeds and the fair value of the debt component. Transaction costs were prorated between the debt and equity components. Subsequent to initial recognition, the debt component is accreted at the effective interest rate and the equity component is not re-measured.

For IFRS purposes, the convertible notes are considered to be a liability with an embedded derivative because Northgate may choose to settle in cash or shares (or a combination thereof) upon conversion of the debt by the holder. The conversion feature is considered to be an embedded derivative, which must be separately accounted for at fair value on initial recognition and at each subsequent reporting date. The debt component on initial recognition is calculated as the residual between the amount of proceeds of the convertible debt and the fair value of the conversion feature. Subsequent to initial recognition, the debt component is accreted at the effective interest rate while the option component is re-measured at fair value at each period end.

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Decommissioning and site rehabilitation provision: In calculating the decommissioning and site rehabilitation provision, IFRS requires the use of the current market-based discount rate at each reporting date whereas Canadian GAAP requires the use of the entity’s credit-adjusted risk free rate. Northgate applied the simplified model permitted by IFRS 1 to calculate the opening net book value of the related asset, resulting in an increase of $801,000 to the current provision, an increase of $598,000 to the long term provision, and a decrease of $2,152,000 to the related asset as of January 1, 2010. As a result of this opening adjustment, unwinding of the discount and depreciation expense recorded under IFRS are lower compared to those previously recorded under Canadian GAAP during 2010.

New Accounting Pronouncements

Financial Instruments

In November 2009, the IASB issued IFRS 9, Financial Instruments (“IFRS 9”), which introduces new requirements for classifying and measuring financial assets. IFRS 9 requires that all financial assets be classified as subsequently measured at amortized cost or at fair value based on the entity’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. In October 2010, IFRS 9 was amended to include requirements for classifying and measuring financial liabilities. The standard is effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. Northgate is currently evaluating the impact of this standard on its consolidated financial statements.

Consolidation

In May 2011, the IASB issued IFRS 10, Consolidated Financial Statements (“IFRS 10”), which replaces the consolidation requirements in IAS 27, Consolidated and Separate Financial Statements, and Standing Interpretations Committee (“SIC”) Interpretation 12, Consolidation - Special Purpose Entities. IFRS 10 introduces a single consolidation model for all entities based on control, irrespective of the nature of the investee, and is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. Northgate currently does not anticipate the adoption of IFRS 10 to have a significant impact on its consolidated financial statements.

In addition, the IASB issued IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”), which combines and enhances the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates and unconsolidated structured entities. IFRS 12 is effective for annual periods beginning on or after January 1, 2013.

Joint Ventures

In May 2011, the IASB issued IFRS 11, Joint Arrangements (“IFRS 11”), which replaces IAS 31, Interests in Joint Ventures. Under IFRS 11, joint arrangements are classified as joint operations or joint ventures based on the rights and obligations of the parties to the joint arrangements. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (“joint operators”) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (“joint venturers”) have rights to the net assets of the arrangement. IFRS 11 requires that a joint operator recognize its portion of assets, liabilities, revenues and expenses of a joint arrangement, while a joint venturer recognizes its investment in a joint arrangement using the equity method.

IFRS 11 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. Northgate is currently evaluating the impact of this standard on its consolidated financial statements.

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Fair Value Measurement

In May 2011, the IASB issued IFRS 13, Fair Value Measurement (“IFRS 13”), which replaces the fair value measurement guidance contained in existing IFRS standards with a single source of fair value measurement guidance. IFRS 13 defines fair value, provides guidance on how to determine fair value and requires disclosures about fair value measurements. However, IFRS 13 does not change the requirements regarding which items should be measured or disclosed at fair value. IFRS 13 is effective for annual periods beginning on or after January 1, 2013 with early application permitted. Northgate is currently evaluating the impact of this standard on its consolidated financial statements.

Non-IFRS Measures

Adjusted Net Profit (Loss)

Northgate has prepared a calculation of adjusted net profit, which has removed certain non-cash adjustments from its IFRS calculation of net profit as it believes this may be a useful indicator to investors. Adjusted net profit may not be comparable to other similarly titled measures of other companies.

(Expressed in thousands of US$, except share amounts)	Q2 2011	Q2 2010	YTD 2011	YTD 2010
Net profit (loss)	$(13,014)	$(333)	$6,741	$3,554
Adjustments
Write-down of ARS	—	29	—	369
Fair value adjustment on option component of convertible debt	(3,378)	—	(14,005)	—
Fair value adjustment on copper forward contracts, net of tax	(278)	(11,415)	(955)	(9,346)
Adjusted net loss	$(16,670)	$(11,719)	$(8,219)	$(5,423)
Diluted common shares outstanding	333,583,601	290,859,592	333,554,045	292,096,622
Adjusted net loss per diluted common share	$(0.05)	$(0.04)	$(0.02)	$(0.02)

Cash Cost

Northgate has included net cash costs of production per ounce of gold in the discussion of its results from operations, because it believes that these figures are a useful indicator to investors and management of a mine’s performance as they provide: (i) a measure of the mine’s cash margin per ounce, by comparison of the cash operating costs per ounce to the price of gold; (ii) the trend in costs as the mine matures; and (iii) an internal benchmark of performance to allow for comparison against other mines. However, cash costs of production should not be considered as an alternative to net profit or as an alternative to other IFRS measures and may not be comparable to other similarly titled measures of other companies.

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A reconciliation of net cash costs per ounce of production to amounts reported in the statement of comprehensive income is shown in the following table.

Q2 2011

			Kemess
(Expressed in thousands of US$, except per ounce amounts)	Fosterville	Stawell	South	Combined
Gold production (ounces)	29,181	15,354	(737)	43,798
Cost of sales	$35,149	$28,178	$862	$64,189
Depreciation	(10,232)	(10,401)	(424)	(21,057)
Change in inventories and other	(1,929)	323	(391)	(1,997)
Gross copper and silver revenue	(9)	(83)	300	208
Total cash cost	$22,979	$18,017	$347	$41,343
Cash cost ($/ounce)	$787	$1,173	$(470)	$944

Q2 2010

			Kemess
(Expressed in thousands of US$, except per ounce amounts)	Fosterville	Stawell	South	Combined
Gold production (ounces)	28,476	14,832	24,967	68,275
Cost of sales	$27,865	$26,232	$50,541	$104,638
Depreciation	(9,041)	(9,379)	(9,426)	(27,846)
Change in inventories and other	230	(992)	2,624	1,862
Gross copper and silver revenue	—	—	(31,339)	(31,339)
Total cash cost	$19,054	$15,861	$12,400	$47,315
Cash cost ($/ounce)	$669	$1,069	$497	$693

YTD 2011

			Kemess
(Expressed in thousands of US$, except per ounce amounts)	Fosterville	Stawell	South	Combined
Gold production (ounces)	49,813	31,360	13,835	95,008
Cost of sales	$59,706	$54,571	$59,985	$174,262
Depreciation	(16,389)	(20,493)	(15,745)	(52,627)
Change in inventories and other	551	269	(15,857)	(15,037)
Gross copper and silver revenue	(15)	(160)	(29,273)	(29,448)
Total cash cost	$43,853	$34,187	$(890)	$77,150
Cash cost ($/ounce)	$880	$1,090	$(64)	$812

YTD 2010

			Kemess
(Expressed in thousands of US$, except per ounce amounts)	Fosterville	Stawell	South	Combined
Gold production (ounces)	54,897	37,070	49,670	141,637
Cost of sales	$53,522	$52,421	$114,743	$220,686
Depreciation	(17,196)	(18,498)	(23,656)	(59,350)
Change in inventories and other	677	(400)	(2,895)	(2,618)
Gross copper and silver revenue	—	—	(63,391)	(63,391)
Total cash cost	$37,003	$33,523	$24,801	$95,327
Cash cost ($/ounce)	$674	$904	$499	$673

Northgate Interim Report | Q2 2011 | 20

Selected Quarterly Financial Data

(Thousands of US dollars,	2011 Quarter Ended		2010 Quarter Ended				2009 Quarter Ended
except per share per ounce
and per pound amounts)	June 30[1]	Mar 31[1]	Dec 31[1]	Sep 30[1]	Jun 30 [1]	Mar 31 [1]	Dec 31[2]	Sep 30[2]
Revenue	$67,416	$123,027	$148,701	$88,331	$122,737	$125,278	$110,698	$120,163
Earnings (loss) for the period	(13,014)	19,755	(98,068)	(8,652)	(333)	3,887	(67,755)	(8,563)
Earnings (loss) per share
Basic	$(0.04)	$0.07	$(0.34)	$(0.03)	$0.00	$0.01	$(0.23)	$(0.03)
Diluted	$(0.05)	$0.03	$(0.34)	$(0.03)	$0.00	$0.01	$(0.23)	$(0.03)
Metal production
Gold (ounces)	43,798	51,210	66,077	64,999	68,275	73,362	80,753	80,791
Copper (thousands pounds)	(48)	6,497	10,625	10,869	9,643	9,529	11,750	11,934
Average metal prices
Gold (London Bullion Market – $/oz)	1,504	1,386	1,367	1,226	1,196	1,109	1,100	960
Copper (LME Cash – $/lb)	4.15	4.37	3.92	3.28	3.19	3.29	3.02	2.65
Average foreign exchange rates
US$ /Cdn$	1.03	1.01	0.99	0.96	0.97	0.96	0.95	0.91
US$ /A$	1.06	1.01	0.99	0.91	0.88	0.90	0.91	0.83

1	IFRS basis.
2	Canadian GAAP basis.

Cautionary Note Regarding Forward-Looking Statements and Information:

This Northgate interim report contains “forward-looking information”, as such term is defined in applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning Northgate's future financial or operating performance and other statements that express management's expectations or estimates of future developments, circumstances or results. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “expects”, “believes”, “anticipates”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “plans” and variations of such words and phrases, or by statements that certain actions, events or results “may”, “will”, “could”, “would” or “might”, “be taken”, “occur” or “be achieved”. Forward-looking information is based on a number of assumptions and estimates that, while considered reasonable by management based on the business and markets in which Northgate operates, are inherently subject to significant operational, economic and competitive uncertainties and contingencies. Northgate cautions that forward-looking information involves known and unknown risks, uncertainties and other factors that may cause Northgate's actual results, performance or achievements to be materially different from those expressed or implied by such information, including, but not limited to, gold and copper price volatility; fluctuations in foreign exchange rates and interest rates; the impact of any hedging activities; discrepancies between actual and estimated production, between actual and estimated reserves and resources or between actual and estimated metallurgical recoveries; costs of production; capital expenditure requirements; the costs and timing of construction and development of new deposits; and the success of exploration and permitting activities. In addition, the factors described or referred to in the section entitled “Risk Factors” in Northgate's Annual Information Form for the year ended December 31, 2010 or under the heading “Risks and Uncertainties” in Northgate's 2010 Annual Report, both of which are available on the SEDAR website at www.sedar.com, should be reviewed in conjunction with the information found in this interim report. Although Northgate has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in forward-looking information, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate or that management's expectations or estimates of future developments, circumstances or results will materialize. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information in this interim report is made as of the date of this interim report, and Northgate disclaims any intention or obligation to update or revise such information, except as required by applicable law.

Cautionary Note to US Investors Regarding Mineral Reporting Standards:

The Corporation prepares its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of US securities laws. Terms relating to mineral resources in this interim report are defined in accordance with National Instrument 43-101-Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources and Mineral Reserves. The Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. The Corporation uses certain terms, such as, “measured mineral resources”, “indicated mineral resources”, “inferred mineral resources” and “probable mineral reserves”, that the SEC does not recognize (these terms may be used in this interim report and are included in the Corporation’s public filings which have been filed with securities commissions or similar authorities in Canada).

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Interim Condensed Consolidated Statements of Financial Position

	June 30	December 31
Thousands of US dollars, unaudited	2011	2010
Assets
Current Assets
Cash and cash equivalents	$244,469	$334,840
Trade and other receivables, including derivatives	27,923	62,051
Income taxes receivable	9,536	2,236
Inventories (note 4)	26,973	46,268
Prepaid expenses	3,190	2,367
Assets held for sale (note 5)	739	—
Total Current Assets	312,830	447,762
Non-current Assets
Other assets (note 6)	49,942	40,819
Deferred tax assets	10,476	13,014
Mineral property, plant and equipment	431,722	323,903
Investments (note 7)	1,923	36,519
Total Non-current Assets	494,063	414,255
Total Assets	$806,893	$862,017
Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable and accrued liabilities, including derivatives	$64,856	$93,534
Short-term loan (note 8)	—	40,161
Equipment financing obligations	8,519	7,945
Provisions (note 9)	26,081	38,359
Total Current Liabilities	99,456	179,999
Non-current Liabilities
Equipment financing obligations	14,746	10,763
Convertible senior notes	133,950	131,235
Option component of convertible senior notes	33,409	47,414
Other long-term liabilities	388	379
Provisions (note 9)	35,976	30,459
Deferred tax liabilities	4,728	—
Total Non-current Liabilities	223,197	220,250
Total Liabilities	322,653	400,249
Shareholders' Equity
Common shares	407,352	407,029
Contributed surplus	10,719	8,915
Accumulated other comprehensive income	36,618	23,014
Retained earnings	29,551	22,810
Total Shareholders' Equity	484,240	461,768
Total Liabilities and Shareholders' Equity	$806,893	$862,017

Subsequent event (note 17)
The accompanying notes form an integral part of these condensed consolidated interim financial statements.

On behalf of the Board of Directors,

Terrence A. Lyons, Director	Douglas P. Hayhurst, Director

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Interim Condensed Consolidated Statements of Comprehensive Income

Thousands of US dollars,	Three Months Ended June 30		Six Months Ended June 30
except share and per share amounts, unaudited	2011	2010	2011	2010
Revenue	$67,416	$122,737	$190,443	$248,015
Operating expenses
Cost of sales (note 4)	64,189	104,638	174,262	220,686
Administrative and general	5,424	2,809	9,231	6,649
Exploration	5,687	6,519	10,588	10,646
Decommissioning and site rehabilitation (note 9)	12,652	—	12,652	—
Other expenses (income) (note 13)	3,382	(1,570)	4,234	(1,321)
	91,334	112,396	210,967	236,660
Profit (loss) from operating activities	(23,918)	10,341	(20,524)	11,355
Financing income (expenses)
Interest income	799	888	2,458	1,820
Finance costs (note 12)	(723)	(691)	(1,476)	(1,435)
Currency translation gain (loss)	1,074	(7,599)	6,258	(3,306)
Fair value adjustment on option component of convertible notes	3,378	—	14,005	—
Write-down of investments	—	(29)	—	(369)
	4,528	(7,431)	21,245	(3,290)
Profit (loss) before income taxes	(19,390)	2,910	721	8,065
Income tax recovery (expense)	6,376	(3,243)	6,020	(4,511)
Net profit (loss) for the period	(13,014)	(333)	6,741	3,554
Other comprehensive income (loss)
Unrealized gain (loss) on available for sale investments	401	(70)	287	(936)
Unrealized gain (loss) on translation of foreign operations	6,596	(19,158)	8,383	(14,193)
Reclassification of impairment on available for sale investments to profit or loss	—	29	—	369
Reclassification of realized loss on available for sale investments to profit or loss	—	258	4,934	258
	6,997	(18,941)	13,604	(14,502)
Comprehensive income (loss)	$(6,017)	$(19,274)	$20,345	$(10,948)
Earnings (loss) per share (note 14)
Basic	$(0.04)	$0.00	$0.02	$0.01
Diluted	$(0.05)	$0.00	$(0.02)	$0.01
Weighted average shares outstanding (note 14)
Basic	291,937,341	290,859,592	291,907,785	290,789,562
Diluted	333,583,601	290,859,592	333,554,045	292,096,622

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Northgate Interim Report | Q2 2011 | 23

Interim Condensed Consolidated Statements of Cash Flows

	Three Months Ended June 30		Six Months Ended June 30
Thousands of US dollars, unaudited	2011	2010	2011	2010

Operating Activities
Net profit (loss) for the period	$(13,014)	$(333)	$6,741	$3,554
Adjustments for:
Depreciation and depletion	21,079	27,914	52,671	59,472
Unrealized currency translation losses (gains)	(380)	1,214	(732)	890
Gain on disposal of assets	(1,401)	(1,638)	(1,795)	(1,305)
Stock-based compensation	687	601	1,912	1,987
Accrual of employee severance costs	258	435	1,253	873
Interest income	(799)	(888)	(2,458)	(1,820)
Finance costs	723	691	1,476	1,435
Income tax expense (recovery)	(6,376)	3,243	(6,020)	4,511
Income tax credited to operating expenses	(1,091)	—	(1,188)	—
Change in fair value of forward contracts	(397)	(15,965)	(1,364)	(13,071)
Fair value adjustment on option component of convertible notes	(3,378)	—	(14,005)	—
Decommissioning and site rehabilitation expense	12,652	—	12,652	—
Write-down of investments	—	29	—	369
Loss (gain) on sale of investments	—	258	(17)	258
Changes in operating working capital and other (note 16)	(12,740)	(197)	(11,074)	(2,277)
Interest received	1,011	888	2,479	1,820
Interest paid	(529)	(489)	(3,990)	(1,053)
Income taxes paid	—	(527)	(127)	(28,355)
	(3,695)	15,236	36,414	27,288
Investing Activities
Decrease (increase) in restricted cash	49	—	49	(9,879)
Purchase of plant and equipment	(2,124)	(11,940)	(7,099)	(20,708)
Mineral property development	(17,557)	(14,029)	(32,237)	(26,570)
Assets under construction	(50,626)	(13,872)	(96,564)	(16,720)
Proceeds from sale of equipment	15,933	262	15,982	513
Proceeds from insurable asset disposition	—	1,619	—	1,619
Proceeds from sale of investments	—	82	40,954	82
Purchase of investments	—	—	(201)	—
Deferred transaction costs paid	(1,071)	(160)	(1,194)	(160)
	(55,396)	(38,038)	(80,310)	(71,823)
Financing Activities
Repayment of equipment financing obligations	(4,337)	(1,852)	(7,085)	(3,366)
Cash from equipment financing	—	—	1,275	—
Repayment of short-term loan	—	(350)	(40,161)	(728)
Repayment of other long-term liabilities	(548)	(212)	(1,001)	(429)
Issuance of common shares	104	186	215	409
	(4,781)	(2,228)	(46,757)	(4,114)
Effect of exchange rate changes on cash and cash equivalents	253	(1,103)	282	(722)
Decrease in cash and cash equivalents	(63,619)	(26,133)	(90,371)	(49,371)
Cash and cash equivalents, beginning of period	308,088	230,306	334,840	253,544
Cash and cash equivalents, end of period	$244,469	$204,173	$244,469	$204,173

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Northgate Interim Report | Q2 2011 | 24

Interim Condensed Consolidated Statements of Shareholders' Equity

	Number of	Common		Unrealized gains	Cumulative
Thousands of US dollars,	Common	Shares	Contributed	(losses) on	translation	Retained
except common shares, unaudited	Shares	Amount	Surplus	investments*	account*	Earnings	Total
Balance at December 31, 2010	291,856,984	$407,029	$8,915	$(4,967)	$27,981	$22,810	$461,768
Shares issued under employee share purchase plan	113,861	209	—	—	—	—	209
Shares issued on exercise of options	5,000	9	(3)	—	—	—	6
Stock-based compensation	—	105	1,807	—	—	—	1,912
Net profit	—	—	—	—	—	6,741	6,741
Other comprehensive income	—	—	—	5,221	8,383	—	13,604
Balance at June 30, 2011	291,975,845	$407,352	$10,719	$254	36,364	$29,551	$484,240

* Accumulated other comprehensive income

	Number of	Common		Unrealized gains	Cumulative
Thousands of US dollars,	Common	Shares	Contributed	(losses) on	translation	Retained
except common shares, unaudited	Shares	Amount	Surplus	investments*	account*	Earnings	Total
Balance at December 31, 2009	290,688,386	$402,879	$7,090	$(4,108)	$—	125,976	$531,837
Shares issued under employee share purchase plan	114,464	224	—	—	—	—	224
Shares issued on exercise of options	109,800	278	(93)	—	—	—	185
Stock-based compensation	—	111	1,876	—	—	—	1,987
Net profit	—	—	—	—	—	3,554	3,554
Other comprehensive loss	—	—	—	(309)	(14,193)	—	(14,502)
Balance at June 30, 2010	290,912,650	$403,492	$8,873	$(4,417)	$(14,193)	$129,530	$523,285

* Accumulated other comprehensive income

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Northgate Interim Report | Q2 2011 | 25

Notes to Condensed Consolidated Interim Financial Statements
Unaudited

All dollar amounts are stated in United States dollars unless otherwise indicated.
Tables are expressed in thousands of United States dollars, except share and per share amounts.

Note 1	Corporate Information

Northgate Minerals Corporation (“Northgate” or the “Corporation”) is a company domiciled in Canada, engaged in gold and copper mining and related activities including exploration, development and processing. The Corporation’s principal producing assets are its 100% interests in the Fosterville and Stawell Gold mines in Australia. The Corporation also holds a 100% interest in the Young-Davidson property, a development project in Canada and the Kemess property in Canada.

The condensed consolidated interim financial statements of the Corporation as at and for the three and six months ended June 30, 2011 comprise the Corporation and its subsidiaries (together referred to as the “Group”).

Note 2	Statement of Compliance

The consolidated financial statements for the year ending December 31, 2011 will be the first annual financial statements the Group prepares using IFRS. Previously, the Group prepared its consolidated annual and consolidated interim financial statements in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”).

For a summary of the Group’s significant accounting policies under IFRS, refer to note 2 to the Group’s condensed consolidated interim financial statements for the three months ended March 31, 2011. These accounting policies have been applied consistently to all periods presented. An explanation of the effect of IFRS adoption on the Group’s Consolidated interim financial statements for the three and six months ended June 30, 2010 is provided in note 18. For a summary of the effect of IFRS adoption on the Group’s consolidated statement of financial position as at January 1, 2010 and December 31, 2010, refer to note 16 to the Group’s condensed consolidated interim financial statements for the three months ended March 31, 2011.

These condensed consolidated interim financial statements do not include all disclosures required by IFRS for annual financial statements and should be read in conjunction with the Group’s consolidated financial statements and the notes thereto included in the Group’s Annual Report for the year ended December 31, 2010 and the Group’s condensed consolidated interim financial statements for the three months ended March 31, 2011.

These condensed consolidated interim financial statements were approved for issue by the Board of Directors on August 4, 2011.

Note 3	New Accounting Pronouncements

Financial Instruments

In November 2009, the IASB issued IFRS 9, Financial Instruments (“IFRS 9”), which introduces new requirements for classifying and measuring financial assets. IFRS 9 requires that all financial assets be classified as subsequently measured at amortized cost or at fair value based on the entity’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. In October 2010, IFRS 9 was amended to include requirements for classifying and measuring financial liabilities. The standard is effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. Northgate is currently evaluating the impact of this standard on its consolidated financial statements.

Northgate Interim Report | Q2 2011 | 26

Notes to Condensed Consolidated Interim Financial Statements
Unaudited

Consolidation

In May 2011, the IASB issued IFRS 10, Consolidated Financial Statements (“IFRS 10”), which replaces the consolidation requirements in IAS 27, Consolidated and Separate Financial Statements, and Standing Interpretations Committee (“SIC”) Interpretation 12, Consolidation - Special Purpose Entities. IFRS 10 introduces a single consolidation model for all entities based on control, irrespective of the nature of the investee, and is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. Northgate currently does not anticipate the adoption of IFRS 10 to have a significant impact on its consolidated financial statements.

In addition, the IASB issued IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”), which combines and enhances the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates and unconsolidated structured entities. IFRS 12 is effective for annual periods beginning on or after January 1, 2013.

Joint Ventures

In May 2011, the IASB issued IFRS 11, Joint Arrangements (“IFRS 11”), which replaces IAS 31, Interests in Joint Ventures. Under IFRS 11, joint arrangements are classified as joint operations or joint ventures based on the rights and obligations of the parties to the joint arrangements. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (“joint operators”) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (“joint venturers”) have rights to the net assets of the arrangement. IFRS 11 requires that a joint operator recognize its portion of assets, liabilities, revenues and expenses of a joint arrangement, while a joint venturer recognizes its investment in a joint arrangement using the equity method.

IFRS 11 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. Northgate is currently evaluating the impact of this standard on its consolidated financial statements.

Fair Value Measurement

In May 2011, the IASB issued IFRS 13, Fair Value Measurement (“IFRS 13”), which replaces the fair value measurement guidance contained in existing IFRS standards with a single source of fair value measurement guidance. IFRS 13 defines fair value, provides guidance on how to determine fair value and requires disclosures about fair value measurements. However, IFRS 13 does not change the requirements regarding which items should be measured or disclosed at fair value. IFRS 13 is effective for annual periods beginning on or after January 1, 2013 with early application permitted. Northgate is currently evaluating the impact of this standard on its consolidated financial statements.

Northgate Interim Report | Q2 2011 | 27

Notes to Condensed Consolidated Interim Financial Statements
Unaudited

Note 4	Inventories and Cost of Sales

	June 30	December 31
	2011	2010
Concentrate and unshipped gold doré	$344	$14,925
Gold in circuit	4,829	5,385
Stockpiled ore	3,192	5,601
Supplies	18,608	20,357
	$26,973	$46,268

At June 30, 2011, the carrying value of gold in circuit and stockpiled ore at Stawell was recorded at its net realizable value of $2,615,000, resulting in a write-down of $615,000.

The cost of sales balance on the statement of comprehensive income is comprised of the following items:

	Three months ended		Six months ended
	Q2 2011	Q2 2010	Q2 2011	Q2 2010
Change in inventory	$2,673	$(1,375)	$15,482	$3,510
Mining and milling costs	37,150	58,882	85,957	118,331
Marketing and other costs	3,309	19,285	20,196	39,495
Depreciation	21,057	27,846	52,627	59,350
	$64,189	$104,638	$174,262	$220,686

Note 5	Assets Held For Sale

At June 30, 2011, assets held for sale consist of certain equipment at Kemess South, which were previously included in mineral property, plant and equipment. The sales of these assets are expected to complete later in 2011. No gain or loss was required to be recognized as a result of the reclassification of the assets as held for sale.

Note 6	Other Assets

	June 30	December 31
	2011	2010
Restricted cash (closure bonds)	$41,837	$40,441
Deferred transaction costs	1,495	378
Investment tax credit recoverable	6,610	—
	$49,942	$40,819

On May 5, 2011, the Group entered into a Cdn$40,000,000 senior secured revolving credit facility (the “Revolver”) with BNP Paribas. Security provided by Northgate in support of its obligations under the Revolver include a charge over certain Kemess South assets and a pledge of Northgate’s shares in certain of its Australian subsidiaries. The Revolver, maturing on June 30, 2014, provides additional financial resources, if necessary, for the Corporation in its construction of the Young-Davidson Mine. Under the terms of the Revolver, standby fees are charged at 1.75% on any undrawn funds and amounts drawn will bear interest at Canadian LIBOR plus 5% or the lender’s cost of funds plus 5%.

Northgate Interim Report | Q2 2011 | 28

Notes to Condensed Consolidated Interim Financial Statements
Unaudited

For the three and six months ended June 30, 2011, transaction costs of $1,071,000 and $1,194,000, respectively, have been paid in relation to the Revolver. These costs have been recognized as deferred transaction costs included in other assets. As the Group has no intention at this time to draw on the Revolver, the deferred transaction costs are amortized over the term of the credit facility on a straight-line basis.

At June 30, 2011, other assets include $6,610,000 investment tax credit recoverable generated by the Group that will be used to reduce income taxes payable in the future.

Note 7	Investments

In February 2011, Northgate sold 100% of the auction rate securities (“ARS”) that it had held as investments since 2007 for net proceeds of $40,954,000 and used the proceeds to repay the outstanding balance of the short-term loan (note 8).

For the six months ended June 30, 2011, a gain of $17,000 was recorded in net profit for the sale, being net of $4,934,000 previously unrealized losses transferred from other comprehensive income to net profit.

Note 8	Short-Term Loan

In February 2011, Northgate used the proceeds from the sale of its entire portfolio of ARS investments (note 7) to repay the outstanding balance of the short-term loan originally made by Lehman Brothers in 2007 in association with the investment account in which Northgate’s investments had been held.

Note 9	Provisions

	June 30	December 31
	2011	2010
Current
Provision for severance costs	$3,532	$6,193
Provision for annual and long-service leave	10,548	9,658
Decommissioning and site rehabilitation provision	12,001	22,508
	$26,081	$38,359
Non-current
Provision for long-service leave	2,763	2,424
Decommissioning and site rehabilitation provision	33,213	28,035
	$35,976	$30,459

For the three and six months ended June 30, 2011, an $12,652,000 increase in the estimated decommissioning and site rehabilitation provision at Kemess South has been recognized as decommissioning and site rehabilitation expense in the statement of comprehensive income.

Northgate accounts for reclamation liabilities by recognizing any statutory, contractual or other legal and constructive obligations related to the decommissioning and rehabilitation of tangible long-lived assets when such obligations are incurred, if a reasonable estimate of fair value can be made. Due to uncertainties concerning environmental remediation, the ultimate cost of future decommissioning and site rehabilitation costs could differ from the amounts recognized by the Group. The estimate of the total provision is subject to change based on amendments to laws and regulations, changes in technology, price movements and changes in interest rates, and as new information concerning the Group’s decommissioning and rehabilitation costs becomes available.

Northgate Interim Report | Q2 2011 | 29

Notes to Condensed Consolidated Interim Financial Statements
Unaudited

Note 10	Share-Based Payments

During the three months ended June 30, 2011, the Group granted a total of 100,000 (2010 – nil) options to employees, with a term of seven years and exercisable at Cdn$2.58 per share. Of the options granted, 20,000 vested immediately with remaining options vesting in equal amounts on the anniversary date of the grant over the next four years. The fair value of the options granted for the three months ended June 30, 2011 was $149,000. During the three months ended June 30, 2011, $557,000 (2010 – $545,000) of stock–based compensation was expensed related to outstanding stock options. The amount recognized as an expense is net of $81,000 of stock-based compensation capitalized to mineral property, plant and equipment related to the development of Young-Davidson.

During the three months ended June 30, 2011, a total of 34,000 options were cancelled and 4,000 were exercised.

At June 30, 2011, there were 9,282,200 options outstanding, of which 5,543,450 were exercisable.

During the three months ended March 31, 2011, the Group granted a total of 1,986,000 (2010 – 2,110,000) options to employees, with a term of seven years and exercisable at Cdn$2.89 per share. Of the options granted, 397,200 vested immediately with remaining options vesting in equal amounts on the anniversary date of the grant over the next four years. The fair value of the options granted for the three months ended March 31, 2011 was $3,260,000 (2010 – $4,104,000). During the three months ended March 31, 2011, $1,063,000 (2010 – $1,330,000) of stock–based compensation was expensed related to outstanding stock options. The amount recognized as an expense is net of $105,000 of stock-based compensation capitalized to mineral property, plant and equipment related to the development of Young-Davidson.

During the three months ended March 31, 2011, a total of 107,000 options were cancelled and 1,000 were exercised.

The fair value of the share options granted was estimated using the Black–Scholes pricing model with the following weighted-average assumptions:

	For Options	For Options	For Options	For Options
	Granted in	Granted in	Granted in	Granted in
	Q2 2011	Q2 2010	Q1 2011	Q1 2010
Risk-free interest rate	2.50%	—	2.36%	2.64%
Annual dividends	—	—	—	—
Expected stock price volatility	69.16%	—	69.40%	70.63%
Expected option life	4.5 years	—	4.5 years	4.5 years
Per share fair value of options granted (Cdn$)	$1.44	—	$1.62	$2.02

Note 11	Financial Instruments

The Group had entered into forward sales contracts with Mitsui Bussan Commodities Ltd. (“Mitsui”) to fix the price of copper for certain Kemess South production. These forward contracts are recognized on a mark-to-market basis in profit or loss. All contracts matured prior to June 30, 2011. At December 31, 2010, the fair value of outstanding contracts was a liability of $16,435,000, which was included in accounts payable and accrued liabilities.

The change in fair value of the forward contracts recognized in revenues was a gain of $397,000 for the three months ended June 30, 2011 (2010 – $15,965,000) and $1,364,000 for the six months ended June 30, 2011 (2010 - $13,071,000).

Northgate Interim Report | Q2 2011 | 30

Notes to Condensed Consolidated Interim Financial Statements
Unaudited

Note 12	Finance Costs

	Three months ended		Six months ended
	Q2 2011	Q2 2010	Q2 2011	Q2 2010
Interest on borrowings	$329	$426	$702	$904
Unwinding of discount on provisions	394	265	774	531
	$723	$691	$1,476	$1,435

For the three and six months ended June 30, 2011, borrowing costs of $2,808,000 and $5,431,000, respectively, net of interest income earned on unused funds, have been capitalized to mineral property, plant and equipment in relation to the Young-Davidson development (2010 – nil).

Note 13	Other Expenses (Income)

For the three and six months ended June 30, 2011, other expenses included $4,829,000 and $7,159,000, respectively, of mine closure related costs at Kemess South. In addition, in June 2011, Northgate sold certain Kemess South equipment, which were included in assets held for sale as at March 31, 2011. The resulting gain of $1,435,000, net of transaction costs, has been recognized in other expenses for the three and six months ended June 30, 2011.

For the six months ended June 30, 2011, other expenses also included a $975,000 gain from an insurance settlement related to the auction rate securities.

For the three and six months ended June 30, 2010, other income included insurance proceeds of $1,619,000 relating to the replacement of equipment that was damaged at Stawell in February 2010. The effect on production was negligible and the asset had previously been derecognized.

Note 14	Earnings (Loss) Per Share

	Three months ended		Six months ended
	Q2 2011	Q2 2010	Q2 2011	Q2 2010
Net profit (loss) for the period	$(13,014)	$(333)	$6,741	$3,554
Effect of dilutive securities:
Fair value adjustment on option component of convertible notes	(3,378)	—	(14,005)	—
Diluted net profit (loss) for the period	$(16,392)	$(333)	$(7,264)	$3,554
Basic weighted average shares outstanding	291,937,341	290,859,592	291,907,785	290,789,562
Effect of dilutive securities:
Stock options	—	—	—	1,307,060
Convertible senior notes	41,646,260	—	41,646,260	—
Diluted weighted average shares outstanding	333,583,601	290,859,592	333,554,045	292,096,622
Basic earnings (loss) per share	$(0.04)	$0.00	$0.02	$0.01
Diluted earnings (loss) per share	$(0.05)	$0.00	$(0.02)	$0.01

Northgate Interim Report | Q2 2011 | 31

Notes to Condensed Consolidated Interim Financial Statements
Unaudited

Note 15	Segmented Information

The Group’s primary segment reporting basis is by individual mine as the assessment of performance and resource allocation decisions are made on the same basis. The Corporate segment includes costs incurred for corporate activity in Canada and Australia as well as revenues and costs that are not attributable to the individual mines for performance assessment. Thus, hedging activity and exploration costs not attributable to the individual mines are included in the Corporate segment as the decisions concerning these expenditures are approved at the corporate level.

The operating segment results for the three months ending June 30, 2011 are as follows:

	Fosterville	Stawell	Kemess	Young- Davidson	Corporate	Total
Revenues	$43,754	$22,756	$509	$—	$397	$67,416
Depreciation and depletion[1]	10,232	10,401	421	3	22	21,079
Exploration	1,604	2,616	22	874	571	5,687
Profit (loss), before income taxes	6,930	(8,027)	(17,581)	(801)	89	(19,390)
Capital expenditures [2]	12,793	12,876	—	60,592	41	86,302
Mineral property, plant and equipment	70,826	105,949	20,253	233,771	923	431,722
Total assets	96,822	121,711	36,297	248,181	303,882	806,893
Total liabilities	26,946	30,305	34,502	41,159	189,741	322,653

1

Depreciation and depletion of Fosterville, Stawell, Kemess and Young-Davidson are included in cost of sales in the statement of comprehensive income. Depreciation and depletion of Corporate is included in administrative and general expenses in the statement of comprehensive income.

2	Capital expenditures include property, plant and equipment purchased outright and financed.

The operating segment results for the three months ending June 30, 2010 are as follows:

	Fosterville	Stawell	Kemess	Young- Davidson	Corporate	Total
Revenues	$35,370	$19,471	$51,931	$—	$15,965	$122,737
Depreciation and depletion[1]	9,041	9,379	9,426	—	68	27,914
Exploration	2,848	1,503	1,126	913	129	6,519
Profit (loss) before income taxes	4,261	(6,477)	829	(1,161)	5,458	2,910
Capital expenditures [2]	10,540	10,612	3,611	14,631	57	39,451
Mineral property, plant and equipment	108,125	95,955	61,669	43,986	904	310,639
Total assets	127,623	105,781	126,499	54,583	261,947	676,433
Total liabilities	19,885	26,824	49,649	5,627	51,163	153,148

1	Depreciation and depletion of Fosterville, Stawell and Kemess are included in cost of sales in the statement of comprehensive income. Depreciation and depletion of Corporate is included in administrative and general expenses in the statement of comprehensive income.
2	Capital expenditures include property, plant and equipment purchased outright and financed.

Northgate Interim Report | Q2 2011 | 32

Notes to Condensed Consolidated Interim Financial Statements
Unaudited

The operating segment results for the six months ending June 30, 2011 are as follows:

				Young-
	Fosterville	Stawell	Kemess	Davidson	Corporate	Total
Revenues	$70,664	$45,870	$72,545	$—	$1,364	$190,443
Depreciation and depletion[1]	16,389	20,493	15,739	6	44	52,671
Exploration	2,196	5,853	87	1,700	752	10,588
Profit (loss), before income taxes	9,663	(15,289)	(7,749)	(1,688)	15,784	721
Capital expenditures [2]	22,335	23,866	—	106,383	44	152,628

1

Depreciation and depletion of Fosterville, Stawell, Kemess and Young-Davidson are included in cost of sales in the statement of comprehensive income. Depreciation and depletion of Corporate is included in administrative and general expenses in the statement of comprehensive income.

2	Capital expenditures include property, plant and equipment purchased outright and financed.

The operating segment results for the six months ending June 30, 2010 are as follows:

				Young-
	Fosterville	Stawell	Kemess	Davidson	Corporate	Total
Revenues	$64,250	$43,525	$127,169	$—	$13,071	$248,015
Depreciation and depletion[1]	17,196	18,498	23,656	—	122	59,472
Exploration	5,197	2,673	1,126	1,439	211	10,646
Profit (loss), before income taxes	4,992	(9,662)	10,084	(1,754)	4,405	8,065
Capital expenditures [2]	21,652	19,652	5,637	22,881	312	70,134

1

Depreciation and depletion of Fosterville, Stawell and Kemess are included in cost of sales in the statement of comprehensive income. Depreciation and depletion of Corporate is included in administrative and general expenses in the statement of comprehensive income.

2	Capital expenditures include property, plant and equipment purchased outright and financed.

Revenues per geographical region for the three months and six months ending June 30, 2011, are as follows:

	Three months ended		Six months ended
	Q2 2011	Q2 2010	Q2 2011	Q2 2010
Canada	$906	$67,896	$73,909	$140,240
Australia	66,510	54,841	116,534	107,775
	$67,416	$122,737	$190,443	$248,015

As at June 30, 2011, mineral property, plant and equipment per geographical region is shown as follows:

	June 30, 2011	December 31, 2010
Canada	$254,283	$165,047
Australia	177,439	158,856
	$431,722	$323,903

Northgate Interim Report | Q2 2011 | 33

Notes to Condensed Consolidated Interim Financial Statements
Unaudited

Note 16	Supplementary Cash Flow Information

Changes in non-cash working capital and other:

	Three months ended		Six months ended
	Q2 2011	Q2 2010	Q2 2011	Q2 2010
Trade and other receivables	$13,380	$(2,030)	$33,118	$1,465
Prepaid expenses	1,471	1,613	867	634
Inventories	1,278	313	13,731	3,451
Accounts payable and accrued liabilities	(14,775)	4,790	(17,896)	(44)
Settlement of forward contracts	(1,422)	189	(15,081)	189
Decommissioning and site rehabilitation costs paid	(10,441)	(5,072)	(21,730)	(7,972)
Severance costs paid	(2,231)	—	(4,083)	—
	$(12,740)	$(197)	$(11,074)	$(2,277)

Supplementary information:

	Three months ended		Six months ended
	Q2 2011	Q2 2010	Q2 2011	Q2 2010
Non-cash transactions:
Purchase of mineral property, plant and equipment through financing arrangements	6,594	2,983	9,801	4,525
Mine construction financed by working capital	9,401	(3,373)	6,927	1,611
Insurance premiums financed by a loan facility	—	—	949	—
Investment tax credit recorded as a reduction to mineral property, plant and equipment	—	919	—	1,672
Unwinding of discount on convertible senior notes capitalized to mineral property, plant and equipment	1,356	—	2,715	—

Note 17	Subsequent Event

On July 13, 2011, Northgate announced that the Corporation and Primero Mining Corp. ("Primero") entered into a definitive arrangement agreement (the "Arrangement Agreement") to combine their respective businesses.

Under the terms of the Arrangement Agreement, Northgate will acquire all of the issued and outstanding common shares of Primero for 1.50 Northgate common shares per Primero share (the "Exchange Ratio"). Each outstanding option of Primero shall entitle the holder to receive, upon the exercise thereof, Northgate shares based upon the Exchange Ratio in accordance with the terms and conditions of the original option. Each outstanding warrant of Primero will entitle the holder to receive, upon the exercise thereof, Northgate shares in accordance with the terms and conditions of the original warrant.

The transaction will be carried out by way of a court-approved Plan of Arrangement and will require approval of the votes cast by the shareholders of Primero at a special meeting of Primero shareholders. The transaction is also subject to obtaining approval of the shareholders of Northgate at a special meeting of Northgate shareholders expected to take place the same date as the Primero meeting. In addition to the shareholder and court approvals, the transaction is subject to applicable regulatory approvals and the satisfaction of certain other closing conditions customary in transactions of this nature. The respective shareholder meetings have been scheduled to take place on September 21, 2011.

Northgate Interim Report | Q2 2011 | 34

Notes to Condensed Consolidated Interim Financial Statements
Unaudited

As stipulated by the Arrangement Agreement, the break fee has been set at $25 million for Northgate payable to Primero and $12 million for Primero payable to Northgate.

Note 18	Transition to IFRS

For all periods up to and including the year ended December 31, 2010, the Group prepared its financial statements in accordance with Canadian GAAP. The consolidated financial statements for the year ending December 31, 2011 will be the first annual financial statements the Group prepares using IFRS.

These condensed consolidated interim financial statements, including the comparative information, have been prepared using accounting policies set out in note 2 to the Group’s condensed consolidated interim financial statements for the three months ended March 31, 2011.

Refer to the Group’s condensed consolidated interim financial statements for the three months ended March 31, 2011 for detailed information on Northgate’s IFRS transition, including exemptions taken under IFRS 1, First-time Adoption of International Financial Reporting Standards, additional annual disclosures required under IFRS for the year ended December 31, 2010, as well as how the transition from Canadian GAAP to IFRS has affected the Group’s statement of financial position as at January 1, 2010 and December 31, 2010 and the Group’s statement of comprehensive income for the year ended December 31, 2010.

The following tables and notes explain how the transition from Canadian GAAP to IFRS has affected the Group’s financial position as at June 30, 2010 and the statement of comprehensive income for the three and six months ended June 30, 2010.

Northgate Interim Report | Q2 2011 | 35

Notes to Condensed Consolidated Interim Financial Statements
Unaudited

Reconciliation of equity as reported under Canadian GAAP to IFRS

The June 30, 2010 Canadian GAAP statement of financial position has been reconciled to IFRS as follows:

		June 30, 2010
	Note	Canadian GAAP	Effect of	IFRS
			transition to
			IFRS
Assets
Current Assets
Cash and cash equivalents		$204,173	$—	$204,173
Trade and other receivables, including derivatives		31,442	—	31,442
Income taxes receivable		3,464	—	3,464
Inventories	c	38,269	1,442	39,711
Prepaid expenses		1,790	—	1,790
Deferred tax asset	f	5,190	(5,190)	—
Total Current Assets		284,328	(3,748)	280,580
Non-current Assets
Other assets		36,172	—	36,172
Deferred tax asset	f	5,580	6,461	12,041
Mineral property, plant and equipment	a,b,c	328,501	(17,862)	310,639
Investments		37,001	—	37,001
Total Non-current Assets		407,254	(11,401)	395,853
Total Assets		$691,582	$(15,149)	$676,433
Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable and accrued liabilities, including derivatives	g	$57,757	$(12,026)	$45,731
Short term loan		40,787	—	40,787
Equipment financing obligations		6,651	—	6,651
Provisions	b,g	20,395	12,881	33,276
Deferred tax liability	f	855	(855)	—
Total Current Liabilities		126,445	—	126,445
Non-current Liabilities
Equipment financing obligations		4,446	—	4,446
Other long-term liabilities	g	2,527	(1,876)	651
Provisions	b,g	19,067	2,539	21,606
Deferred tax liability	f	801	(801)	—
Total Non-current Liabilities		26,841	(138)	26,703
Total Liabilities		153,286	(138)	153,148
Shareholders' Equity
Common shares		403,493	(1)	403,492
Contributed surplus	d	7,947	926	8,873
Accumulated other comprehensive loss	e	(20,599)	1,989	(18,610)
Retained earnings		147,455	(17,925)	129,530
Total Shareholders' Equity		538,296	(15,011)	523,285
Total Liabilities and Shareholders' Equity		$691,582	$(15,149)	$676,433

Northgate Interim Report | Q2 2011 | 36

Notes to Condensed Consolidated Interim Financial Statements
Unaudited

Reconciliation of comprehensive income as reported under Canadian GAAP to IFRS

The Canadian GAAP income statement and statement of comprehensive income for the three months ended June 30, 2010 has been reconciled to IFRS as follows:

		Three months ended June 30, 2010
	Note	Canadian GAAP	Effect of	IFRS
			transition to
			IFRS
Revenue		$122,737	$—	$122,737
Operating expenses
Cost of sales	a,b,c,g	101,458	3,180	104,638
Administrative and general	d,g	2,651	158	2,809
Exploration		6,519	—	6,519
Other income		(1,570)	—	(1,570)
		109,058	3,338	112,396
Profit from operating activities		13,679	(3,338)	10,341
Financing income (expenses)
Interest income	g	462	426	888
Finance costs	b,g	—	(691)	(691)
Accretion of site closure and reclamation costs	g	(416)	416	—
Currency translation loss	b	(6,140)	(1,459)	(7,599)
Write-down of investments		(29)	—	(29)
		(6,123)	(1,308)	(7,431)
Profit before income taxes		7,556	(4,646)	2,910
Income tax expense	f	(3,296)	53	(3,243)
Net profit (loss)		$4,260	$(4,593)	$(333)
Other comprehensive income (loss)
Unrealized loss on available for sale securities		(70)	—	(70)
Unrealized loss on translation of foreign operations	e	(22,391)	3,233	(19,158)
Reclassification of other than temporary loss on available for sale securities to net earnings		29	—	29
Reclassification of realized loss on available for sale investments to net earnings		258	—	258
		(22,174)	3,233	(18,941)
Comprehensive loss		$(17,914)	$(1,360)	$(19,274)
Earnings per share
Basic		$0.01		$0.00
Diluted		$0.01		$0.00
Weighted average shares outstanding
Basic		290,859,592		290,859,592
Diluted		292,191,285		290,859,592

Northgate Interim Report | Q2 2011 | 37

Notes to Condensed Consolidated Interim Financial Statements
Unaudited

The Canadian GAAP income statement and statement of comprehensive income for the six months ended June 30, 2010 have been reconciled to IFRS as follows:

		Six months ended June 30, 2010
	Note	Canadian GAAP	Effect of	IFRS
			transition to
			IFRS
Revenue		$248,015	$—	$248,015
Operating expenses
Cost of sales	a,b,c,g	213,314	7,372	220,686
Administrative and general	d,g	6,490	159	6,649
Exploration		10,646	—	10,646
Other income		(1,321)	—	(1,321)
		229,129	7,531	236,660
Profit from operating activities		18,886	(7,531)	11,355
Financing income (expenses)
Interest income	g	916	904	1,820
Finance costs	b,g	—	(1,435)	(1,435)
Accretion of site closure and reclamation costs	g	(830)	830	—
Currency translation loss	b	(2,741)	(565)	(3,306)
Write-down of investments		(369)	—	(369)
		(3,024)	(266)	(3,290)
Profit before income taxes		15,862	(7,797)	8,065
Income tax expense	f	(6,665)	2,154	(4,511)
Net profit		$9,197	$(5,643)	$3,554
Other comprehensive income (loss)
Unrealized loss on available for sale securities		(936)	—	(936)
Unrealized loss on translation of foreign operations	e	(16,585)	2,392	(14,193)
Reclassification of other than temporary loss on available for sale securities to net earnings		369	—	369
Reclassification of realized loss on available for sale investments to net earnings		258	—	258
		(16,894)	2,392	(14,502)
Comprehensive loss		$(7,697)	$(3,251)	$(10,948)
Earnings per share
Basic		$0.03		$0.01
Diluted		$0.03		$0.01
Weighted average shares outstanding
Basic		290,789,562		290,789,562
Diluted		292,096,622		292,096,622

Northgate Interim Report | Q2 2011 | 38

Notes to Condensed Consolidated Interim Financial Statements
Unaudited

Adjustments to the cash flow statement

The adoption of IFRS has had no impact on the net cash flows of the Group. The changes made to the statements of financial position and statements of comprehensive income have resulted in various adjustments within cash flow from operations on the statements of cash flows. However, as there have been no changes to the net cash flows of the Group, no reconciliations have been presented.

Notes to the IFRS reconciliations above

(a)	Impairment of long-lived assets

Under Canadian GAAP, the Group applied a two part impairment test to the net carrying amount of mine assets, whereby the first step compared the net carrying value of the asset group to the aggregate of estimated undiscounted future net cash flows expected from their use and eventual disposition. If the net carrying value of the asset group exceeded the amount ultimately recoverable, the asset was written down to its fair value. IAS 36, Impairment of Assets, uses a one-step approach for testing and measuring asset impairments, with asset carrying values being compared to the higher of value in use and fair value less costs to sell (“recoverable amount”). Value in use is defined as being equal to the present value of future cash flows expected to be derived from the asset in its current state. In the absence of an active market, fair value less costs to sell may also be determined using discounted cash flows.

Northgate tested the recoverability of its long-lived assets for potential impairment at January 1, 2010 and December 31, 2010 in accordance with IFRS. The carrying value of the Group’s cash generating units (“CGU”), the lowest level of assets and liabilities for which there are independent identifiable cash flows, was compared to the fair value less costs to sell of the related CGU. The Group calculated fair value less costs to sell by discounting the estimated cash flows expected from the use and eventual disposition of the assets and applying a multiple to the discounted cash flows.

At January 1, 2010, the Group identified impairment indicators at both its Stawell and Fosterville mines. Under Canadian GAAP, impairment charges were recognized for the Fosterville mine to write it down to its recoverable amount at December 31, 2009. Accordingly, no IFRS adjustments were required. The Group determined that the carrying value of the Stawell assets were impaired under the IFRS model, and recorded an impairment loss in the amount of $39,946,000.

The discounted cash flows used for the impairment analyses were based on detailed mine plans, incorporating management’s assumptions and estimates of revenues and related costs. Significant assumptions in the impairment testing for Stawell as of January 1, 2010 included a gold price of A$1,200/oz for 2010 to 2011, A$1,150/oz for 2012 to 2013 and A$1,100/oz thereafter. The discount rate and multiple used in the determination of fair value was 6.5% and 1.0x.

The Stawell impairment reflected management’s better understanding of the production profile and operating costs of the mine based on operating experience, particularly as the mine continued to convert resources at depth. The updated life of mine plans indicated higher tonnes, which entails higher costs as a result of newer reserves and resources being identified in lower areas of the mine. Contributors to higher costs included ventilation and cooling chiller requirements, power costs, increased trucking fleet requirements due to haul distances and the related increases in consumables.

As a result of the impairment write-down recorded as of January 1, 2010 in accordance with IFRS, depreciation expense for the three and six months ended June 30, 2010 are lower by $788,000 and $1,717,000, respectively, compared to depreciation expense previously recorded under Canadian GAAP. As at June 30, 2010, the mineral property, plant and equipment balance in accordance with IFRS is $35,069,000 lower than that previously recorded under Canadian GAAP due to these adjustments.

Northgate Interim Report | Q2 2011 | 39

Notes to Condensed Consolidated Interim Financial Statements
Unaudited

(b)	Decommissioning and site rehabilitation provision and related asset

In estimating the decommissioning and site rehabilitation provision, IFRS requires the use of a discount rate specific to the liability at each reporting date whereas Canadian GAAP requires the use of the entity’s credit- adjusted risk free rate, which is revised only when there is an upward revision in expected cash outflows. Northgate applied the simplified model permitted by IFRS 1 to calculate the opening net book value of the related asset, resulting in an increase of $801,000 to the current provision, an increase of $598,000 to the long- term provision, and a decrease of $2,152,000 to the related asset as of January 1, 2010.

As a result of this opening adjustment, unwinding of the discount recorded in finance costs and depreciation expense recorded under IFRS are lower compared to those previously recorded under Canadian GAAP during 2010.

Furthermore, under IFRS, Northgate’s decommissioning and site rehabilitation provision is determined to be a non-monetary liability whereas it was considered to be a monetary liability under Canadian GAAP. Therefore, for its Canadian operations, foreign exchange gains and losses on the translation of the provision into the functional currency previously recorded under Canadian GAAP have been removed for IFRS purposes.

Due to above-mentioned differences between IFRS and Canadian GAAP, as of June 30, 2010, the current provision is $855,000 higher, long-term provision is $663,000 higher, and the related asset is $878,000 lower compared to the balances previously reported under Canadian GAAP.

(c)	Fair value as deemed cost election

IFRS 1 permits a first-time adopter to reset the cost of its property, plant and equipment based on fair value in accordance with the provisions of IFRS 1. The Group has applied the IFRS 1 election and reset certain plant and equipment as at January 1, 2010 at fair value, which was determined by an independent appraiser. As a result of applying this election, plant and equipment having a net book value of $25,692,000 has been restated at their fair value of $56,460,000 as at January 1, 2010, which is deemed to be the historical cost on a prospective basis. Accordingly, depreciation expense under IFRS is higher than previously recorded under Canadian GAAP by $4,428,000 and $10,025,000 for the three and six months ended June 30, 2010, respectively. In addition, a higher depreciation expense has been included in inventory as of June 30, 2010.

As at June 30, 2010, the mineral property, plant and equipment balance in accordance with IFRS is $18,842,000 higher than that previously recorded under Canadian GAAP due to the above-mentioned adjustments.

(d)	Share-based payments

Under Canadian GAAP, the Group calculated the fair value of share-based payments with graded vesting as one grant and the resulting fair value was recognized on a straight-line basis over the vesting period. Under IFRS, each tranche of an award with different vesting dates is considered a separate grant for the calculation of fair value, and the resulting fair value is amortized over the vesting period of the respective tranches. This results in accelerated recognition of stock option expenses under IFRS.

(e)	Other comprehensive income

Other comprehensive income includes the change in the cumulative translation adjustment (“CTA”). The Group has elected under IFRS 1 to reset the CTA to nil as at January 1, 2010. Furthermore, due to other IFRS adjustments, the assets and liabilities that are used to calculate the CTA are different under IFRS as under Canadian GAAP. As a result, CTA and other comprehensive income are different under IFRS than under Canadian GAAP for the three and six months ended June 30, 2010.

Northgate Interim Report | Q2 2011 | 40

Notes to Condensed Consolidated Interim Financial Statements
Unaudited

(f)	Income taxes

IFRS prohibits the recognition of a deferred tax asset or liability arising on initial recognition where the transaction is not a business combination and at the time of transaction, there is no impact on accounting profit or taxable profit. Accordingly, as at January 1, 2010 the Group reversed the deferred tax liability recognized under Canadian GAAP on the Young-Davidson mineral properties at the time of Northgate’s acquisition of the Young-Davidson assets.

The Group’s tax basis of the assets and liabilities and other tax deductions of its Canadian operations are denominated in Canadian dollars whereas the functional currency of these operations is the US dollar. IAS 12, Income Taxes, requires that these Canadian dollar tax basis to be translated into the functional currency at the foreign exchange rate in effect on the reporting date and that the changes in the tax basis as a result of such translation be tax-effected and recorded as a deferred tax or liability. Previously in accordance with Canadian GAAP, Northgate did not record the tax effect of foreign exchange fluctuations.

Additionally, deferred taxes have been adjusted for the changes to net book values arising as a result of the accounting adjustments from Canadian GAAP to IFRS. All deferred tax assets and liabilities are classified as long-term under IFRS.

The impact on deferred tax assets arising from the above changes is summarized as follows:

June 30, 2010
Initial recognition exemption	$5,157
Deferred tax on foreign exchange	850
Deferred tax on other transitional adjustments	(3,080)
Reclassification of deferred taxes from current to non-current	5,190
Offset deferred tax liability with deferred tax asset	(1,656)
$6,461

(g)	Presentation

The Group has made changes to the presentation of certain items on the statement of financial position, statement of comprehensive income and statement of cash flow to conform with IFRS requirements.

Northgate Interim Report | Q2 2011 | 41

Shareholder Information

Stock Exchange Listings	Investor Relations Inquiries
Common shares of Northgate Minerals Corporation are listed on the Toronto and American Stock exchanges.	Inquiries regarding the company’s latest information, news releases, investor presentations, mining projects and general financial information may be directed to:
TSX: NGX | NYSE Amex: NXG
Keren R. Yun
Transfer Agent & Registrar	t. 416-216-2781
Shareholder inquiries relating to address changes and share certificates should be directed to:	e. ngx@northgateminerals.com

Computershare Investor Services	Interested parties are also encouraged to visit our website at www.northgateminerals.com.
510 Burrard Street
Vancouver, BC V6C 3B9

t. 1-800-564-6253 (toll free in North America)
or 514-982-7555
e. service@computershare.com

Web contact form:
www.computershare.com/service

Northgate Minerals Corporation is a gold and copper producer with mining operations, development projects and exploration properties in Canada and Australia. Our vision is to be the leading intermediate gold producer by identifying, acquiring, developing and operating profitable, long-life mining properties.

Northgate Minerals Corporation

Toronto Office
110 Yonge St., Suite 1601
Toronto, ON M5C 1T4
t. 416-363-1701
f. 416-363-6392

Vancouver Office
815 Hornby Street, Suite 406
Vancouver, BC V6Z 2E6
t. 604-681-4004
f. 604-681-4003

General Inquiries
ngx@northgateminerals.com
www.northgateminerals.com